

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2015

Mail Stop 4631

<u>Via E-mail</u>
James Pakulis
President
Wisdom Homes of America, Inc.
500 North Northeast Loop 323
Tyler, TX 75708

>   **Re: Wisdom Homes of America, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed September 17, 2015**
>   **File No. 000-51225**

Dear Pakulis:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Craig E. Slivka, for

                            Pamela A. Long
                            Assistant Director
                            Office of Manufacturing and
                            Construction

cc: Brian A. Lebrecht, Clyde, Snow & Sessions (*via e-mail*)